September 10, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Mr. Larry Spirgel, Assistant Director

Re:	Omnicom Group Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 1-10551

Dear Mr. Spirgel:

This letter responds to the Staff s August 14, 2009 comment letter relating to Omnicom s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the 2008 Form 10-K ). The Staff s August 14th comment letter was a follow-up to our prior correspondence relating to our 2008 Form 10-K. For your convenience, the comments in the Staff s August 14, 2009 letter are repeated below, followed by the information requested therein. All references to Omnicom , we , us and our refer to Omnicom Group Inc.

Form 10-K for the fiscal year ended December 31, 2008

Critical accounting policies, page 10

1.	Please tell us in more detail why you believed that forecasts of revenue and EBITDA for guideline public companies were insufficient and not consistent and accurate and, therefore, not reliable measures of fair value at December 31, 2008, as compared to the stabilized forecasts just six months later. In other words, clarify what made market participant multiples unreliable at December 31, 2008?

As the Staff is well aware, in late 2008, economic and financial conditions worsened rapidly and a number of unprecedented developments created uncertainty and eroded confidence in

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September 10, 2009

global financial markets. This sequence of events was led initially by the bankruptcy of Lehman Brothers Holdings, Inc. on September 15, 2008 and was followed by broad disruption in the global economy. Given the rapid changes in business conditions generally and the uncertainty in the global economy in late 2008, we concluded that the publicly available forecasts of EBITDA and revenue for guideline companies that we consider comparable to us were not in sync with market prices as of December 31, 2008. Accordingly, we could not determine reliable comparative market participant multiples. However, that is not to say that we also believed that the market values of the guideline companies were not representative of fair value at December 31, 2008. While the market values of the guideline companies decreased quickly as a result of the changes in business conditions, based on our observations we did not believe that the publicly available forecasts for these companies had been adjusted yet to reflect the business conditions at that time. With the publicly available forecasts and market values out of sync, we did not believe that the resulting multiples were reliable for purposes of performing the comparative market participant approach.

More specifically, the publicly available market forecasts of EBITDA and revenue for 2009 of the comparable companies as of December 31, 2008 ranged from an increase of 7% to a decline of 14% for EBITDA and an increase of 18% to a decline of 13% for revenue compared to the market forecasts for 2009 used in our annual impairment test as of June 30, 2008. In contrast, the market values of the comparable companies as of December 31, 2008 declined by between 13% and 54% compared to the market values as of June 30, 2008. Additionally, our internal forecasts of EBITDA and revenue for 2009 for Omnicom and all of our reporting units that we used in our interim impairment test as of December 31, 2008 all showed substantial declines, ranging from decreases of between 14 % and 22% for EBITDA and decreases of between 13% and 21% for revenue. Given the expectations in the marketplace at the time regarding the severity and depth of the economic decline, we expected the comparable companies to also experience significant decreases in their forecasts. However, because the range of changes in the publicly available market forecasts for the comparable companies was considerably less than the range of declines in our internal forecasts, we did not have the normal degree of confidence in the market forecasts that we have had in prior years.

Consistent with the decline in the market values of the comparable companies, the fair values of each of our reporting units resulting from our December 31, 2008 income approach valuation decreased by between 9% and 49% compared to the fair values used in our annual impairment test as of June 30, 2008. Additionally, as noted in our response to Comment No. 1 of our July 14, 2009 letter, we also reconciled the aggregate market capitalization of our equity, which declined by 42% between June 30, 2008 and December 31, 2008, to the sum of the fair values of our reporting units under the income approach without assuming a control premium. Given the changes in the fair values of our reporting units from June 30, 2008 to December 31, 2008 were consistent with the changes in the market values of the comparable companies for the same period, we believe that our income

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approach valuation appropriately reflected the economic conditions and outlook that existed at that time.

During the first half of 2009, the business prospects for the industry in which our businesses operate began to stabilize. As discussed further in response to Staff Comment No. 4 below, because of this, and given actual results of operations for the year ended December 31, 2008 and the first quarter of 2009 were published, we believe that by the end of the second quarter, analysts had been able to reasonably update their forecasts with a more normal level of accuracy. Consequently, we believe that the publicly available forecasts for the comparable companies had returned to a more normal level of reliability as of June 30, 2009.

2.	In connection with your goodwill impairment test at June 30, 2008, tell us how you weighted, including the basis of that weighting, each of the methods you used to determine the fair value of your reporting units.

For our annual impairment test at June 30, 2008, we gave the following weighting to each of the valuation methodologies that we used to determine the fair value of our reporting units:

70%	The income approach
30%	Comparative market participant multiples
—	Recent and similar purchase acquisition transactions

This approach is consistent with the approach followed for our annual impairment tests performed in prior years (for those years where no recent and similar purchase acquisition transactions were available) and with our approach in our June 30, 2009 annual impairment test. We developed this weighting with the assistance of a third-party valuation firm. We gave a larger weighting to the income approach because it incorporates a longer term focus when determining fair value than the comparative market participant approach, while also including inputs from the public equity and debt markets, including inputs from publicly traded companies with business characteristics similar to our reporting units.

We believe this weighting is appropriate for determining the fair value of our reporting units and we believe it is in accordance with the requirements of SFAS 142, Goodwill and Other Intangible Assets, as well as paragraph 19 of SFAS No. 157, Fair Value Measurements ( SFAS 157 ) which provides that Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value. In some cases, a single valuation technique will be appropriate (for example, when valuing an asset or liability using quoted prices in an active market for identical assets or liabilities). In other cases, multiple valuation techniques will be appropriate (for example, as might be the case when valuing a reporting unit). If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and

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weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances. 1

3.	Tell us how the forecasted revenue and EBITDA of comparable companies at December 31, 2008 differed when compared to the forecasted revenues and EBITDA that you used in your annual impairment test at June 30, 2008. Also, tell us how the fair value of your reporting units would have changed at December 31, 2008 if you had relied on the forecasted revenue and EBITDA of comparable companies and if you would have failed step one of your goodwill impairment test for any of your reporting units.

As discussed above in our reply to Staff Comment No. 1, the publicly available market forecasts of EBITDA and revenue for 2009 of the comparable companies as of December 31, 2008 ranged from an increase of 7% to a decline of 14% for EBITDA and an increase of 18% to a decline of 13% for revenue compared to the market forecasts for 2009 used in our annual impairment test as of June 30, 2008. In contrast, the market values of the comparable companies as of December 31, 2008 declined by between 13% and 54% compared to the market values as of June 30, 2008. Additionally, the changes in the publicly available market forecasts of EBITDA and revenue for the comparable companies were considerably less than the declines in both EBITDA of 14% to 22% and in revenue of 13% to 21% from our internal forecasts that we used in our interim impairment test as of December 31, 2008. This led us to conclude that the publicly available forecasts of EBITDA and revenue were not in sync with market prices. Therefore, while we considered using the same approach we had applied for the past seven years when performing our annual SFAS 142 impairment test, we did not believe that we could derive a multiple of EBITDA or revenue at December 31, 2008 consistent with the normal degree of confidence we had in prior years.

While the form of our valuation approach at December 31, 2008 was different because we were unable to derive EBITDA and revenue multiples to apply with a normal degree of confidence, we believe the substance of our approach was the same. This is because the declines in the fair values of each our reporting units using the income approach valuation as of our interim impairment test at December 31, 2008 as compared to the fair values as of our

1 Additionally, as indicated in our most recent response letter to the Staff, the process that we followed when performing our interim impairment test as of December 31, 2008 was not a change in our policy or methodology compared to the methodology used in performing our annual impairment test. To support the reasonableness of our conclusion, we considered paragraph 20 of SFAS 157, which provides that Valuation techniques used to measure fair value shall be consistently applied. However, a change in valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used) is appropriate if the change results in a measurement that is equally or more representative of fair value in the circumstances.

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annual test at June 30, 2008 were in close proximity to the declines in the market values of the comparable companies over the same period.

Notwithstanding this, in light of the Staff s comments, in August 2009 we engaged the same third party valuation services firm that assisted us with our valuation at December 31, 2008 (as discussed in our response to Staff Comment No. 1 in our letter to the Staff of July 14, 2009) and asked them to assist us with a supplemental comparative market participant multiple of EBITDA valuation (market approach valuation) for each of our reporting units as of December 31, 2008. After incorporating the results of the market approach valuation with our income approach valuation at December 31, 2008 and weighting it as discussed above, 70%/30%, income approach / market approach, respectively, we determined that each of our reporting units would have passed step one of the interim impairment test. There was no significant change in value as compared to our valuation under the income approach alone. The impact on the valuation of each reporting unit did vary: in four of our units the changes ranged from a decrease of 8% to an increase of 1%, while one of our reporting units experienced an increase of 6%. This result is consistent with our valuation under the income approach as of December 31, 2008 because, as described above, the declines in the fair values of our reporting units from June 30, 2008 to December 31, 2008 were consistent with the declines in the market values of the comparable companies for the same period.

4.	Tell us how the forecasted revenue and EBITDA of comparable companies at December 31, 2008 differed when compared to the forecasted revenues and EBITDA that you used in your annual impairment test at June 30, 2009.

In reviewing the forecasted revenues and EBITDA of the comparable companies for our June 30, 2009 impairment test, we found them to differ from the forecasts at December 31, 2008, in that there was much more consistency among the various analysts covering each company, as well as with the broader economic environment. Given the broad expectations in the marketplace that any recovery would be slow and the economic disruption would negatively impact all companies in our industry, the consistency of the projections at June 30, 2009 among the comparable companies increased our confidence in the projections.

Forecasted revenues for 2010 of all of the comparable companies were in a very tight range with four companies forecasted to have reductions in revenue of between 0.5% and 1.8% and two companies forecasted to have growth of between 1.1% and 1.5%. Similarly, forecasts of EBITDA for 2010 were relatively consistent with three companies forecasted to have reductions of between 0.2% and 1.3%, two companies forecasted to have growth of between 0.3% and 2.5% and one company forecasted to have growth of 4%. As discussed above, the projections among the comparable companies were not consistent at December 31, 2008.

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*    *   *   *   *

At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,

                   /s/ Philip J. Angelastro

Philip J. Angelastro
Senior Vice President Finance and Controller

cc:	Joe Cascarano (SEC) Ivette Leon (SEC)
Randall J. Weisenburger (Omnicom) Michael J. O Brien, Esq. (Omnicom) Robert A. Profusek, Esq. (Jones Day) Meredith L. Deutsch, Esq. (Jones Day) Rosemary DeVito (KPMG)